UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ROTH CH ACQUISITION III
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
77867Q201
(CUSIP Number)
David Block 713 220 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 77867Q201

1	NAME OF REPORTING PERSON: Sanders Morris Harris LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 760224835
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: separately owned client accounts
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER none
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER none
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.61%
14	TYPE OF REPORTING PERSON I/A B/D

CUSIP No.: 77867Q201
ITEM 1.	SECURITY AND ISSUER:
ROCRU 77867Q201 ROTH CH ACQUISITION III CO UNIT 1 COM & 1/4 WT EXP 02/26/26 Equity
ITEM 2.	IDENTITY AND BACKGROUND:
N/A
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
N/A
ITEM 4.	PURPOSE OF TRANSACTION:
SPAC deal SMH participated as selling group only
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
N/A
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
none
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
none

CUSIP No.: 77867Q201
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Sanders Morris Harris By: /s/ David Block Name: Title: Chief Operations Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).